NCsoft and Shanda Form Strategic Alliance, Shanda Acquires Exclusive License for AION in China

Shanghai, China – November 6, 2007 – NCsoft Corporation (KSE: 036570.KS), or NCsoft, a leading Korean online game developer and publisher, and Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced an agreement pursuant to which Shanda has obtained an exclusive license to operate NCsoft’s highly-anticipated 3D MMORPG AION: The Tower of Eternity (“AION”) in mainland China. The closed beta testing for AION began on October 27th, 2007 in Korea, and closed beta testing in China is expected to commence in the second half of 2008.

AION is a multi-faceted story set within a mythical world, involving the oppositional Angelic and Demonic races and the growing common threat posed by the emerging Draconic race. In the AION universe, the actions of individual characters shape and advance the game’s storylines with the potential to alter the dynamics of the game’s environment as well as character alliances.

NCsoft and Shanda also announced a strategic alliance pursuant to which Shanda will become a strategic investor of NCsoft’s Chinese subsidiary, NCsoft China, to enhance their collaboration in China.

“We are very excited to bring our highly anticipated title AION to the China market,” said Tack-jin Kim, CEO of NCsoft. “Shanda is our most ideal partner in China, given its proven track record in operating MMORPGs, its nationwide distribution platform as well as its strong marketing capabilities. We believe our partnership with Shanda represents an alliance between leading game companies in Korea and China, and we are very optimistic about our collaboration going forward.”

“AION, which is the result of almost four years of hard work by a leading online game developer, is one of the most anticipated games in China and has been recognized by gamers as the next generation in online games,” said Tianqiao Chen, Shanda’s Chairman and CEO. “We are confident about the game’s prospects in the China market, given its cutting-edge content and the strength of Shanda’s operating platform. In addition, through our strategic investment in NCsoft China, we look forward to introducing more high-quality titles from NCsoft in the future.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About NCsoft Corporation

NCsoft Corporation (KSE:036570.KS) is the world’s leading publisher and developer of online games. Established in 1997, NCsoft, with its headquarters in Seoul, has been working toward expanding the global markets and today has its own development and/or publishing offices in North America, United Kingdom, Japan, China, Taiwan, and Thailand. In addition to one of the most successful online games, Lineage and Lineage II™, NCsoft has successfully launched many of the top online titles, which include Richard Garriott’s Tabula Rasa®, Guild Wars®, and City of Heroes®/City of Villains®. More information about NCsoft can be found at www.NCsoft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding when AION will commence closed beta testing, AION ‘s prospects in China, and the introduction of new titles from NCsoft in the future, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to, a delay in the close beta testing of AION, the risk that AION is not well received by users in China, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SNDA/G

# # #

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)